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                               May 19, 2021

       Stephan Jackman
       Chief Executive Officer
       Alzamend Neuro, Inc.
       3802 Spectrum Boulevard
       Suite 112C
       Tampa, Florida 33612

                                                        Re: Alzamend Neuro,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 10, 2021
                                                            File No. 333-255955

       Dear Mr. Jackman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your revisions in response to comment 3. As requested by that comment, where you discuss the
potential for breakthrough therapy designation, please expand your disclosure to explain
that this designation, if received, does not increase the likelihood that your product candidate
would receive approval.
   2. We note your response to comment 4; however, the basis for a conclusion that your proposed test
parameters were reasonable to support human clinical trials is not clear in light of the entire
response to the question you cite in your response. If your proposed test parameters would not be
approved until after the FDA has completed their final review of
 Stephan Jackman
Alzamend Neuro, Inc.
May 19, 2021
Page 2
      your IND application for AL001, please make that clear and otherwise revise your disclosure as appropriate.
3. We note your response to comment 6 and the revised disclosure on pages 2 and 58.
      Clarify why you determined to add more "efficacy studies" at the preclinical stage and whether any adverse results led to this development. Also, since findings of safety and efficacy are solely within the authority of the FDA and are assessed throughout all clinical trial phases, please revise to remove any statements that suggest the efficacy of your product candidates.
Certain Relationships and Related Party Transactions, page 88

4. Please file the agreements containing the arrangements described in the first paragraph added to page 90 as exhibits to your registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Nudrat Salik at (202) 551-3692 or Vanessa Robertson at
(202) 551-
3649 if you have questions regarding comments on the financial statements and related matters.
 Please contact Abby Adams at (202) 551-6902 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                             Sincerely,
FirstName LastNameStephan Jackman
                                                             Division of
Corporation Finance
Comapany NameAlzamend Neuro, Inc.
                                                             Office of Life
Sciences
May 19, 2021 Page 2
cc:       Spencer G. Feldman, Esq.
FirstName LastName